UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Pure Acquisition Corp.

(Name of Subject Company (Issuer))
HighPeak Energy Partners II, LP (Offeror)
HighPeak Energy Partners GP II, LP (Offeror)
HighPeak Pure Acquisition, LLC (Offeror)
Jack Hightower (Offeror)
(Name of Filing Persons (identifying status as offeror, issuer, or other person))

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

74621Q 114
(CUSIP Number of Class of Securities)

Jack Hightower
Chief Executive Officer

c/o HighPeak Energy Partners II, LP
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102
(817) 850-9200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sarah K. Morgan
Scott D. Rubinsky
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$3,158,195	$409.94
(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. HighPeak Energy Partners II, LP is offering to purchase 3,158,195 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp. (the “Company”) held by persons other than the offerors, each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 per Public Warrant.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$409.94	Filing Party:	HighPeak Energy Partners II, LP
Form or Registration No.:	Schedule TO-T	Date Filed:	February 7, 2020

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 7, 2020 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to an offer (the “Offer”) by HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”), HighPeak Energy Partners GP II, LP, a Delaware limited partnership (“HPEP II GP”), and Jack Hightower (together with HPEP II, Sponsor and HPEP II GP, the “Offerors”) to purchase 3,158,195 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp., a Delaware corporation (the “Company”) held by persons other than HPEP II, each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 12, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated February 7, 2020 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Amendments to the Offer to Purchase

The Offer to Purchase (including any information therein incorporated by reference into the Schedule TO), is hereby amended and supplemented as set forth below:

1.    The first sentence following the Table of Contents in the Offer to Purchase is hereby amended and restated as follows:

We are not making the Offer to Public Warrant holders in any jurisdiction where it would be illegal to do so.

2.    The information set forth on page 5 of the Offer to Purchase in the section entitled “Questions and Answers—How will the Offerors pay for the Public Warrants?” is hereby amended and supplemented by amending and restating the section in its entirety as follows:

HPEP II will pay the purchase price for the Public Warrants by using what is remaining of the $20,700,000 initially deposited by an affiliate of Sponsor into an escrow account with CST as escrow agent after giving effect to what was paid following: (i) an initial warrant tender offer, commenced by the Offerors on September 13, 2019, to purchase 20,700,000 Public Warrants at a purchase price of $1.00 per Public Warrant in connection with a special meeting in lieu of the annual meeting of the Company’s stockholders held on October 10, 2019, to approve, among other matters, an amendment to the Company’s Charter extending the date by which the Company must consummate its initial business combination from October 17, 2019 to February 21, 2020 (the “Initial Warrant Tender Offer”) and (ii) a second warrant tender offer, commenced by the Offerors on December 4, 2019, to purchase 20,452,000 Public Warrants at a purchase price of $1.00 per Public Warrant in connection with the Company’s announcement of its entry into the HighPeak Business Combination on November 27, 2019 (the “Business Combination Warrant Tender Offer”). These funds were initially deposited by an affiliate of the Sponsor in connection with the IPO.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 7, 2020.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(i)

Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ii)

Certificate of Amendment to the Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(iii)

Second Amendment to Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on October 15, 2019).

(d)(iv)	Bylaws of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-223845) filed with the SEC on March 22, 2018).
(d)(v)

Letter Agreement, dated April 12, 2018, among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vi)

Registration Rights Agreement, dated April 12, 2018, among Pure Acquisition Corp., HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vii)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(viii)

Form of Amended & Restated Forward Purchase Agreement between HighPeak Energy, Inc., HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP and, for limited purposes specified therein, Pure Acquisition Corp. (incorporated by reference to Exhibit E to Exhibit 2.3 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on February 7, 2020).

(d)(ix)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File 001-38454) filed with the SEC on May 25, 2018).

(d)(x)

Sponsor Support Agreement, dated November 27, 2019, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on November 27, 2019).

(d)(xi)

Form of Registration Rights Agreement by and among HighPeak Energy, Inc. and the holders listed on the signature pages thereto (incorporated by reference to Exhibit B to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on November 27, 2019).

(d)(xii)

Form of Stockholders’ Agreement by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy Partners I, LP, HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP, HighPeak Warrant, LLC and Jack Hightower (incorporated by reference to Exhibit A to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on November 27, 2019).

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

By:     /s/ Jack Hightower

           Jack Hightower

HIGHPEAK ENERGY PARTNERS II, LP

By:     HighPeak Energy Partners GP II, LP

           Its general partner

By:     HighPeak GP II, LLC

           Its general partner

By:     /s/ Jack Hightower

          Jack Hightower

          Chief Executive Officer

HIGHPEAK ENERGY PARTNERS GP II, LP

By:     HighPeak GP II, LLC

           Its general partner

By:     /s/ Jack Hightower

          Jack Hightower

          Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:     /s/ Jack Hightower

          Jack Hightower

          Chief Executive Officer

3